TTI Telecom Introduces TrafficGuard 2.0
           A Performance Management product that proactively detects, faster-than-ever, network and service degradations.

Petach Tikva, Israel, January 21, 2009 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today the launch of TrafficGuard 2.0 - now with new Real-Time Thresholds capability, which enables the service provider to proactively detect, faster-than-ever, service and network degradations.

TrafficGuard 2.0 utilizes the tight integration of performance and mediation solutions to process thresholds, in real-time and as an integral part of OM, KPI and XDR collection and processing. Embedded into TrafficGuard, the new Real-Time Thresholds capability uses the robust and scalable Netrac Mediation to activate thresholds in real-time and immediately raise alarms.

"Our Real-Time Thresholds capability provides operators with the ability to anticipate performance degradations and traffic-related impairments before their effects reach the end-users," commented Shachar Ebel, COO and CTO at TTI Telecom. "Real-Time Thresholds functionality is the latest addition to TTI Telecom's field-proven TrafficGuard product, enhancing TTI's offering for convergent networks. Using Real- Time Thresholds, carriers will be able to better prioritize operations, improve customer experience in real-time, and ultimately reduce revenue loss and churn."

TrafficGuard, launched in 2006, proactively assures quality of service by detecting irregular network and service behavior in real time and generates Threshold Crossing Alarms (TCA) based on Smart Thresholds. TrafficGuard provides simple to complex threshold definitions over available Operational Measurements
(OM), Key Performance Indicators (KPI), and XDR, with an intuitive web-based interface.

Shachar Ebel, COO and CTO at TTI Telecom continued saying: "The release of TrafficGuard 2.0 brings next generation features to Performance Management.
The system can now decide upon the ideal processing location for each type of threshold. Common performance degradations and traffic-related impairments will now be processed by the mediation engine while sophisticated thresholds will be forwarded to the database for further analysis. This identification and processing of thresholds in real-time is a leap forward in Performance Management."

TTI Telecom will be showcasing TrafficGuard 2.0 at the GSMA World exhibition in Barcelona, February 16-19 2009. To schedule an executive briefing or product demonstration, please contact Dvora Madmon at dvoram@tti-telecom.com.


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About TTI Telecom
TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, Next Generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.


For more information, please visit www.tti-telecom.com
                                   -------------------

Rebecca (Rivi) Aspler
Investor Relations Manager
TTI Telecom
T:  +972-3-926-9093
M: +972-54-777-9093
F:  +972-3-926-9574
rebecca.aspler@tti-telecom.com